Exhibit 99.1

Postmedia Announces Closing of $140 Million of
Debt Subscription Receipts

TORONTO--(BUSINESS WIRE)--October 31, 2014--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced that, further to its announcement of the proposed acquisition of Sun Media Corporation’s English language newspapers, specialty publications and digital properties (“Sun Media”) on October 6, 2014, it has closed and issued debt subscription receipts resulting in total gross proceeds to the Company of $140 million. The subscription receipts will bear interest at 8.25% per annum and are exchangeable for an equal amount of the Company’s 8.25% Senior Secured Notes due 2017 (the “Notes”) upon closing of the Sun Media acquisition without further consideration, subject to certain conditions.

Postmedia also announced that it has completed the consent solicitation process with the holders of its existing Notes to approve, amongst other things, amendments to the existing Note indenture required to facilitate the incremental funding of the additional Notes. The Company received consents representing approximately 97% of the outstanding Notes.

Note: All dollar amounts are expressed in Canadian dollars.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the acquisition of certain Sun Media publications and the exchange of subscription receipts for Notes. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include the possibility that the Sun Media acquisition, including the related financings, will not close (including, without limitation, as a result of the failure to gain regulatory approvals). For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Postmedia Network Canada Corp.
Media Contact
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com